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                              June 8, 2021

       Matthew Walters
       Chief Executive Officer
       Jaws Hurricane Acquisition Corp
       1601 Washington Avenue, Suite 800
       Miami Beach, FL 33139

                                                        Re: Jaws Hurricane
Acquisition Corp
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed June 3, 2021
                                                            File No. 333-253541

       Dear Mr. Walters:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-1 filed June 3, 2021

       Description of Securities
       Exclusive Forum for Certain Law Suits, page 136

   1. We note your risk factor on page 66 states that your Amended and Restated Articles of
                                                        Incorporation will
provide concurrent jurisdiction in the Court of Chancery and the federal district court for the
District of Delaware for any claims arising under the Securities
                                                        Act. However, your
Description of Securities and Article Twelve of your Amended and
                                                        Restated Certificate of
Incorporation, filed as Exhibit 3.2, states that your exclusive forum provision will not
apply to claims arising under the Securities Act. Please revise to reconcile this
inconsistency.
 Matthew Walters
FirstName  LastNameMatthew   Walters
Jaws Hurricane Acquisition Corp
Comapany
June 8, 2021NameJaws Hurricane Acquisition Corp
June 8,
Page 2 2021 Page 2
FirstName LastName
       Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Christian Nagler